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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                    March, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

March 25, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary

ALAMOS GOLD INC.
#1503 - 100 Yonge Street
Toronto, Ontario  M5C 1T4

(416) 368-9932

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of Alamos Gold Inc. (the "Company") will be held at the TSX Broadcast & Conference Center, located at the street level of The Exchange Tower, 130 King St. West, Toronto, Ontario, on Tuesday, the 24th day of May, 2005 at the hour of 4:30 p.m. (local time), for the following purposes:

1.

To receive the report of the Directors to shareholders;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors therein;

3.

To determine the number of directors to eight;

4.

To elect eight directors, and to fix their terms of office;

5.

To appoint Auditors and to authorize the Directors to fix their remuneration;

6.

To consider and, if thought fit, to approve an amendment to the Company's stock option plan (the "Amended Plan") from a 10% fixed stock option plan to a rolling stock option plan under which the number of shares reserved for issuance will not exceed 10% of the total number of shares which are issued and outstanding on the particular date of grant, in accordance with the Amended Plan and applicable regulatory rules and policies, all as more particularly described in and subject to the restrictions described in the accompanying Information Circular; and

7.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the 2004 Annual Report (containing  the Company' audited consolidated financial statements for the fiscal year ended December 31, 2004), including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy, Annual Return Form and a copy of the Amended Plan (referred to in item 6 above).  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 25th day of March, 2005.

BY ORDER OF THE BOARD

"John A. McCluskey"

John A. McCluskey

President and Chief Executive Officer

ALAMOS GOLD INC.
#1503 – 100 Yonge Street
Toronto, Ontario M5C 1T4

INFORMATION CIRCULAR

(Unless otherwise indicated, the Information Circular contains information as at March 25, 2005)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the "Company") for use at the Annual and Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Tuesday, May 24, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Meeting").  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

References to dollars ($) in this Circular shall mean Canadian dollars unless otherwise indicated.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are John A. McCluskey, President and Chief Executive Officer, and Jon Morda, Chief Financial Officer of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, V7X 1L2, any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:  an unlimited number of common shares without par value

Issued and Outstanding: 77,117,918 common shares without par value as of March 25, 2005

Only shareholders of record at the close of business on March 25, 2005 (the "Record Date"), who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.  As used herein, the term "Shareholder" refers only to registered holders of Common Shares of the Company.

On a show of hands, every individual who is present as a Shareholder or as a representative of a corporate Shareholder will have one vote (no matter how many shares such Shareholder holds).  On a poll, every Shareholder present in person or represented by a proxy and every person who is a representative of a corporate Shareholder, will have one vote for each common share registered in the name of the Shareholder on the list of Shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and at the Meeting.  Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only Shareholders, or proxyholders duly appointed by Shareholders, are permitted to vote at the Meeting.  Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders registered on the Record Date can be recognized and voted at the Meeting.  If your common shares are listed in an account statement provided to you by a broker, then in almost all cases those common shares will not be registered in your name on the records of the Company and you are not a Shareholder.  Such common shares will more likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. (or similar nominees) are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Shareholders.  However, its purpose is limited to instructing the Shareholder which is the registered holder of such common shares how to vote those common shares on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the proxy form to the intermediary/broker.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation and/or ADP Proxy Services ("IICC/ADP").  IICC/ADP typically uses a specific voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to IICC/ADP.  IICC/ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of those common shares to be represented at the Meeting by IICC/ADP clients.  A Beneficial Shareholder receiving an IICC/ADP voting instruction form cannot use that proxy to vote its common shares directly at the Meeting - the voting instruction form must be returned to IICC/ADP well in advance of the Meeting in order to have the common shares voted.  It is also possible, in some cases, to submit voting instructions to IICC/ADP through the Internet.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to increase the number of directors to eight and to elect eight directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province or State of Residence(1)	Principal Occupations During the Past 5 Years(1)	Term as a Director	Number of Shares(2)
JOHN A. McCLUSKEY President and Chief Executive Officer and Director Ontario, Canada

Chief Executive Officer of the Company from February 2003 to present; President of the Company from November 2003 to present; President and Chief Executive Officer of Grayd Resource Corporation from 1996 to 2003; Vice-President, Finance, and director of Inca Pacific Resources from 1995 to 2002.

		Since February 21, 2003	841,309(9)
RICHARD W. HUGHES(3)(4)(5)(6) Director British Columbia, Canada	President of Hastings Management Corp., a private company providing administrative and professional services to public companies engaged in mineral exploration from 1994 to present; President and Director of Klondike Gold Corp. from August 1985 to present; President and Director of Golden Chalice Resources Inc. from February 2004 to present; President and Director of Abitibi Mining Corp. from June 1983 to present; and President and Director of Sedex Mining Corp. from November 1980 to present.	Since February 21, 2003	104,624
JAMES M. McDONALD(3)(4)(5)(6) Director Alberta, Canada

President and Director of Genco Resources Ltd. from December 2003 to present; President, Director and Co-founder of Black Bull Resources Inc., from 1997 to February 2004; Director and Co-founder of National Gold Corporation from 1997 to 2003; President of Makwa Exploration Ltd., a private geological consulting company owned by Mr. McDonald, from 1991 to present.

		Since February 21, 2003	413,530(8)
LEONARD HARRIS(3)(7) Director Colorado, United States	Consultant and a director of several mining companies from 1994 to present. Previously, Vice President and General Manager, Newmont Mining Corp. Latin America and President and General Manager, Newmont Mining Corp. Peru from December 1994 to May 1995; General Manager, Minera Yanacocha from July 1992 to December 1994; Vice President of R&D, Newmont Mining Corp. from May 1978 to January 1989.	Since November 27, 2003	10,000
ALAN RICHARD HILL(4)(5)(6)(7) Director Ontario, Canada	President of ARH Mining Consultants Inc. from September 2003 to present; Executive Vice President Development of Barrick Gold Corporation from 1998 to September 2003.	Since April 28, 2004	290,000(9)
EDWARD J. REEVE(7) Director Ontario, Canada

Founder of Haliburton Mineral Services Inc., a mining consulting company; Corporate Finance, Scotia Capital, January 2001 to October 2001; Gold Equity Analyst, Scotia Capital, September 1994 to December 2000.

		Since September 13, 2004	Nil
BRIAN PENNY Nominee Ontario, Canada

Vice President, Finance and Chief Financial Officer of Silver Bear Resources Inc. from January 2005 to present; Vice President, Finance and Chief Financial Officer of Kinross Gold Corporation from June 1993 to June 2004.

		N/A	Nil

MARK WAYNE Nominee Alberta, Canada	Vice President of McFarlane Gordon Inc., a registered investment dealer, since January 2005; Chief Financial Officer of QGX Ltd., 1994 to present; Chief Financial Officer of Antares Mineral Inc., July 2004-present; Chief Financial Officer of Stem Cell Therapeutics Corp., June 2004-present; Chief Executive Officer and co-founder of Lightyear Capital Inc., December 2000 to December 2003 and a Director thereof from January 2004-November 2004.	N/A	25,000

  The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

  The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as of March 29, 2005.

  Denotes member of Audit Committee.

  Denotes member of Compensation and Nominating Committee.

  Denotes member of Corporate Governance Committee.

  Denotes member of Independent Committee.

  Denotes member of Technical, Environmental, Social and Employees' Health and Safety Committee.

  Of this amount, 239,074 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald and 174,456 common shares are directly held by Mr. McDonald.

  Of this amount, 337,941 common shares are held by Daniele McCluskey, Mr. McCluskey's wife, 244,868 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his wife, and a total of 258,500 common shares are held directly by Mr. McCluskey.

  Of this amount, 200,000 common shares are held by ARH Mining Consultants Inc., a corporation jointly owned by Mr. Hill and his spouse Maria Riva, 25,000 common shares are held by Maria Riva, Mr. Hill's spouse, and 65,600 common shares are held directly by Mr. Hill.

The Company does not currently have an Executive Committee.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of the this information circular, named executive officers of the Company means the Chief Executive Officer and Chief Financial Officer who at any time during the year served as chief executive officer or chief financial officer or acted in similar capacities during the most recently completed fiscal year.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)

the Company's chief executive officer ("CEO");

(b)

the Company's chief financial officer ("CFO");

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year, and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

As at December 31, 2004, the end of the most recently completed fiscal year of the Company, the Company had three Named Executive Officers, being John McCluskey, the President and Chief Executive Officer, Jon Morda, the Chief Financial Officer and John Van de Beuken, Vice President and Chief of Operations.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers of the Company for each of the three most recently completed fiscal years.

Summary Compensation Table for the Company

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Comp-ensation ($)
John McCluskey President and Chief Executive Officer	2004 2003 2002	70,243(5) Nil Nil	339,220 Nil Nil	150,773(3) 182,255(3) US87,500(4)	200,000/0 410,000/0 250,000/0	N/A N/A N/A	N/A N/A N/A	N/A Nil Nil
Jon Morda(6) Chief Financial Officer	2004	50,000	5,000	50,000	200,000/0	N/A	N/A	N/A
John Van de Beuken(7) Vice President and Chief of Operations	2004 2003	Nil N/A	US20,000 Nil	US145,000 Nil	250,000/0 330,000/0	N/A N/A	N/A N/A	N/A N/A

(1)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or stock appreciation right plans or plans to compensation through restricted shares or restricted share units.

(3)

Certain amounts paid in US dollars are converted at the exchange rate applicable to the compensation period. Paid as consulting fees to October 1, 2004.

(4)

Consulting fee.  This amount was paid in US dollars.

(5)

Compensation paid as salary commencing October 1, 2004.

(6)

Mr. Morda was appointed as Chief Financial Officer of the Company on February 12, 2004.

(7)

Mr. Van de Beuken was appointed Vice President and Chief of Operations on November 14, 2003.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options.  SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers.  No SARs (stock appreciation rights) were granted.

Name	Date of Grant	Securities Under Options/SAR's Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (1)	Expiration Date
John McCluskey President and Chief Executive Officer	June 25/04	200,000	11.6%	$2.25	$2.21	June 25/09
Jon Morda Chief Financial Officer	Feb. 12/04 June 25/04	110,000 90,000	6.4% 5.2%	$2.75 $2.25	$2.75 $2.21	Feb. 12/09 June 25/09
John Van De Beuken Vice President and Chief of Operations	June 25/04	250,000	14.5%	$2.25	$2.21	June 25/09

(1)

Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year
and Fiscal Year-End Option Values

The following table sets out the incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year as well as the fiscal year end value of stock options still held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(2)
John McCluskey	Nil	Nil	860,000	$1,608,000
Jon Morda	Nil	Nil	200,000	$215,000
John Van De Beuken	Nil	Nil	580,000	$700,500

(1)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(2)

The closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2004, being the fiscal year end of the Company, was $3.60 per share and exceeded the exercise price of the options granted to the Named Executive Officers.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed fiscal year end of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Pension Plans

The Company does not provide a pension plan for directors or executive officers.

Composition of the Compensation and Nominating Committee

The Company's Compensation and Nominating Committee consists of Richard Hughes, James McDonald and Alan Hill.  However, compensation matters may also be reviewed and approved by the entire board of directors.  All of the members of the Compensation and Nominating Committee are directors of the Company, none of whom is or was during the most recently completed fiscal year an officer or employee of the Company or any of it subsidiaries.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed fiscal year or current fiscal year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Company has entered into employment agreements with Mr. John McCluskey and Mr. Jon Morda and a consulting agreement with John Van De Beuken.

John McCluskey, President and Chief Executive Officer

Under an agreement with Mr. John McCluskey dated July 1, 2004, Mr. McCluskey acts as President and Chief Executive Officer of the Company and receives annual compensation of US$180,000 (C$250,000) payable in equal semi-monthly instalments.  Effective March 1, 2005, Mr. McCluskey's annual compensation was set at $300,000.  His compensation is reviewed annually by the Board, and may be increased at the Board's discretion each year.  Mr. McCluskey is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. McCluskey are met.  He also received a grant of options to purchase 200,000 Common Shares at $2.25 per share for a period of five years.  Mr. McCluskey is entitled to four weeks of paid vacation each year.

The term of Mr. McCluskey's engagement is for an indefinite term.  If Mr. McCluskey terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 24 months' compensation plus two additional months for each subsequent year of engagement.  If Mr. McCluskey's engagement as President and Chief Executive Officer is terminated as a result of a change of control of the Company, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 36 months' compensation.

Jon Morda, Chief Financial Officer

Under an agreement with Mr. Jon Morda, dated April 1, 2004, Mr. Morda acts as Chief Financial Officer of the Company and receives annual compensation of $120,000 payable in equal semi-monthly instalments.  His compensation is reviewed annually by the Board, and may be increased at its discretion each year.  Mr. Morda is eligible for a discretionary cash bonus, if certain milestones agreed to between the President and Chief Executive Officer and Mr. Morda are met.  He also received a grant to purchase 90,000 Common Shares at $2.25 per share and 110,000 Common Shares at $2.75 per share each for a period of five years.  Mr. Morda is entitled to four weeks of paid vacation each year.

The term of Mr. Morda's engagement is for an indefinite term.  If Mr. Morda's engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus six months of compensation if terminated within the first six months of date of the agreement, nine months of compensation if terminated after six months but before 12 months of the agreement or 12 months compensation if terminated after 12 month from the date of the agreement plus one month for each additional year of engagement as the Chief Financial Officer.  If Mr. Morda's engagement is terminated as a result of a change of control of the Company, he is entitled to receive 12 months compensation.

John Van De Beuken, Chief of Operations

Under a consulting agreement with Mr. John Van De Beuken dated January 1, 2004, Mr. Van De Beuken acts as Vice President and Chief of Operations of the Company in consideration for a consulting fee of US$124,200 payable in equal semi-monthly instalments.  Effective March 1, 2005, Mr Van De Beuken's consulting fee was set at US$154,200 including an allowance for medical coverage.  This consulting fee is reviewed periodically by the Chief Executive Officer and the Board, and may be increased at their discretion each year.  Mr. Van De Beuken is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. Van De Beuken are met.  He also received a grant of options to purchase 250,000 Common Shares at $2.25 per share for a period of five years.

The initial term of Mr. Van De Beuken's consulting arrangement expiries on December 31, 2005 and is automatically renewable for additional 12 month terms.  If Mr. Van De Beuken's consulting arrangement is terminated without cause, he is entitled to receive all consulting fees owed and expenses incurred up to the date of termination plus a termination fee equal to a 12 month consulting fee plus one additional month for each subsequent year he has been consulting for the Company.  If Mr. Van De Beuken's consulting arrangement is terminated as a result of a change of control of the Company, he is entitled to receive any consulting fees owed and expenses incurred up to the date of termination plus a termination fee equal to an 18 month consulting fee.

REPORT ON EXECUTIVE COMPENSATION

Board Compensation Committee Report on Executive Compensation

The Company's executive compensation program is administered by a compensation committee made up of three directors from the board of directors.  The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company.  The Board of Directors also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy.  It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.  Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer and Chief Financial Officer approve or make recommendations to the Company's compensation committee, as applicable, base salaries for employees at all levels of the Company based on performance and other reviews of market data available.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Company to the senior executive officers of the Company, in respect of a fiscal year.  The Chief Executive Officer determines, on a discretionary basis, bonuses to be paid by the Company to all other eligible employees and consultants of the Company in respect of a fiscal year.  Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company.  The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants.  The Board approves stock option grants for each level of executive officer or employee.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.  Existing stock options have up to a five year term and are exercisable at the price determined by the Board of Directors subject to applicable regulatory approval, at the time any option is granted.  Generally, a holder of stock options must be a director, an employee or consultant of the Company or its subsidiaries or a management company employee in order to exercise stock options.

Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the TSX Composite Index for the fiscal period commencing January 1, 2004 and ending December 31, 2004.

Source: Bloomberg

Compensation of Directors

Effective June 21, 2004, the directors are paid a meeting fee of US$500 per day per meeting attended in person and US$250 per day for travel to and from the meetings if attending from out of town to a maximum of two travel days per meeting.  Any director may also receive compensation for consulting services requested by the Company.

During the most recently completed fiscal year, the directors who are not Named Executive Officers, received compensation for services provided to the Company:

Leonard Harris	$3,250
Alan Hill	$64,738
Richard Hughes	$1,950
James McDonald	$3,250
Edward Reeve	$Nil

The Company granted stock options to certain directors who are not Named Executive Officers.  The following table sets out stock options granted by the Company during the fiscal year ended December 31, 2004, to directors who are not Named Executive Officers:

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(1)	Expiration Date
Alan Hill	June 25/04 Dec. 16/04	250,000 125,000	14.5% 7.2%	$2.25 $3.50	$2.21 $3.55	June 25, 2009 Dec. 16, 2009
James McDonald	June 25/04	20,000	1.2%	$2.25	$2.21	June 25, 2009
Richard Hughes	June 25/04	20,000	1.2%	$2.25	$2.21	June 25, 2009
Leonard Harris	June 25/04	20,000	1.2%	$2.25	$2.21	June 25, 2009
Edward Reeve	Dec. 16/04	250,000	14.5%	$3.50	$3.55	Dec. 16, 2009

(1)

Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options/SAR's during the period January 1, 2004 to December 31, 2004 by directors who are not Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3)	Value of Unexercised In-the-Money Options ($)(3)(4)
Directors who are not Named Executive Officers (5 persons)	67,517	159,702	1,343,483	1,713,633

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(3)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

The closing price of common shares of the Company on the TSX on December 31, 2004, being the fiscal year end of the Company, was $3.60 per share and exceeded the exercise price of the options granted to directors who were not Named Executive Officers of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the year ended December 31, 2004, the number of securities authorized for issuance under the Corporation's Stock Option Plan (the "Plan") which was approved by the shareholders of the Corporation on April 17, 2003:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,002,868(1)	$2.11	1,399,385
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,002,868	$2.11	1,399,385

(1)

This figure represents the total number of options available under the Plan.  As at December 31, 2004, 3,603,483 options are granted and outstanding.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the fiscal year ended December 31, 2004 no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2004 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Management has received the resignation of DeVisser Gray, Chartered Accountants, the previous auditor of the Company.  Pursuant to Section 204(1) of the Business Corporations Act the directors are entitled to fill any casual vacancy in the office of auditor.  Effective November 15, 2004, the directors appointed Ernst & Young LLP, Chartered Accountants, to the position of auditor for the Company until its 2005 annual general meeting.  Shareholders will be asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board.  Included with this Information Circular is a Reporting Package which consists of (a) the Notice of Change of Auditor, (b) letters addressed to the British Columbia Securities Commission from the former and successor auditors, and (c) written confirmation that the Notice and letters referred to in (a) and (b) have been reviewed by the directors of the Company.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by directors or senior officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

STATEMENT OF CORPORATE GOVERNANCE

General

The TSX Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Guidelines").  The guidelines address such matters as the constitution and independence of corporate boards, the functions to be performed by boards and their committee, and the effectiveness and education of board members.  The TSX has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the TSX Guidelines.

The following table describes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

TSX Corporate Governance Guidelines	The Company's Approach
1. The board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:	The board of directors is responsible for the conduct of the Company's affairs generally.
(a) Adoption of a strategic planning process.	The board of directors is responsible for reviewing and approving the Company's operating plans and budgets as presented by management.
(b) Identification of principal risks and implementation of appropriate systems to manage those risks.	The board of directors is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.
(c) Succession planning, including appointing, training and monitoring management.
  Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the board of directors' responsibilities.

(d) A communications policy.
  The board of directors is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.

(e) The integrity of internal controls and management information systems.
  In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company's internal control and management information systems.

2.

The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.

  The Board of the Company is currently composed of six directors, five of whom are unrelated.  The Company has nominated a slate of six directors for election at its next Annual General Meeting of which five will be unrelated pursuant to the definitions set out in the current TSX Guidelines.

  The Board of the Company is currently composed of six directors, five of whom are unrelated.  The Company has nominated a slate of six directors for election at its next Annual General Meeting of which five will be unrelated pursuant to the definitions set out in the current TSX Guidelines.

3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.

  The Board of the Company is currently composed of six directors, five outside directors, being directors who are not officers or employees of the Company, and one inside director, the Company's President and CEO.

  The Board has further determined that of its five outside directors, all five are unrelated directors (i.e., a director who is independent of management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests arising from shareholdings).  The Company has nominated a slate of seven directors for election at its next Annual General Meeting of which six will be unrelated.

4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.

The Company's Compensation and Nominating Committee assumes responsibility for the following:

  proposing new nominees to the Board;

  developing and implementing an orientation and educational program for new recruits to the Board in order to familiarize new directors with the business of the Company, its management and professional advisors and its facilities;

  developing and implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company's directors;

  continuing to develop the Company's general human resources guidelines, compensation structure, policies and programs of the Company.

5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.
  The board does not, at present, have a formal process in place for assessing effectiveness of the board as a whole, its committees or individual directors, but is in the process of developing and implementing such a process.

6. Every company should provide an orientation and education program for new recruits to the board.

Responsibility of the Compensation and Nominating Committee – see #4 above.

  New directors are provided with copies of governance charters, copies of past public filings and documents from recent Board meetings

7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Governance Committee is mandated to review the size, composition and profile of the Board from time to time, and recommends changes to the Board when appropriate.

8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.
  The Company's Compensation and Nominating Committee determines the human resources, general compensation structure, policies and programs of the Company, makes recommendations to the Board on the stock option plan and compensation of directors.  The compensation of directors was last adjusted in 2004.

9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.
  The Board has established four committees; the Audit Committee, the Compensation Committee, the Corporate Governance Committee and a Technical, Environmental, Social and Employees' Health and Safety Committee, all of the members being outside and unrelated directors.

  The Audit Committee is comprised of Leonard Harris, James McDonald and Richard Hughes, all of whom are unrelated directors.  The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company's auditors.  The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

  The Compensation Committee is comprised of Richard Hughes, James McDonald and Alan Hill, all of whom are unrelated directors.  The role of the Compensation Committee is primarily to administer the Company's Employees' and Directors' Stock Option Plan and to determine the remuneration of executive officers.

  The Corporate Governance Committee is comprised of Richard Hughes, James McDonald and Alan Hill, all of whom are unrelated directors.  The Company's Corporate Governance Committee is responsible for developing, making recommendations to the Board with regard to and monitoring the implementation of the Company's approach to governance issues including the implementation of a shareholder rights plan.

  The Technical, Environmental, Social and Employees' Health and Safety Committee is comprised of Alan Hill, Edward Reeve and Leonard Harris.  The Technical, Environmental, Social and Employees' Health and Safety Committee is responsible for developing, implementing and monitoring technical and environmental and safety policies for the Company and making recommendations to the Board in respect of these matters.

10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company's approach to governance issues.
  The Company's Corporate Governance Committee is responsible for developing, making recommendations to the Board with regard to and monitoring the implementation of the Company's approach to governance issues.

11.

The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.

  The mandate of the Board is to supervise the management of the  business and affairs of the Company.  The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company's business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals.

  The Board and the CEO are in the process of developing formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities.  The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.

  The Board is responsible for approving long-term strategic plans and annual operating plans recommended by management.  Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.  The Compensation and Nominating Committee is responsible for senior executive compensation.

  The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.
  The Board believes the Company is well served and the independence of the Board from management is not compromised.  The Board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the Board can function independently of management.  The Board believes that its current composition, in which only one of six directors is a member of management, is sufficient to ensure that the Board can function independently of management given the stage of its development.
  The Corporate Governance Committee has the responsibility to ensure that the Board functions independently of management.

13. The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.

  All members of the Audit Committee are outside, unrelated independent directors.  The role of the Audit Committee is described in Item 9 above.

  The charter of the Audit Committee specifically defines the committee's roles and responsibilities and is described in Item 9 in this information circular.

14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

Conclusion

The Company has adopted substantially all of the recommendation for improved corporate governance contained in the TSX Guidelines.  In certain areas the Board has determined that the TSX Guidelines are not appropriate for the conduct of the Company's business at this stage of its development.  However, the Board of Directors continuously reviews its corporate governance practices to determine if any changes are necessary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or senior officer of the Company at any time since January 1, 2004 (being the commencement of the Company's last completed financial year), any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2004 any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee.  The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee.

The Audit Committee Charter

The Audit Committee Charter is attached hereto as Schedule "C".

Composition of the Audit Committee

The Audit Committee, at the present time, is comprised of Messrs. Leonard Harris, James McDonald and Richard Hughes.  Each member is financially literate and all members of the Audit Committee are independent directors.

Relevant Education and Experience

Each audit committee member has gained financial literacy through his position as President with a mining or mineral exploration company. In this position, each member would be responsible for receiving financial information relating to his company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has significant understanding of the mineral exploration business which the company engages in and has an appreciation for the relevant accounting principles for that business.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.50 (Death, Disability or

Resignation of Audit Committee Member) or Part 8 (Exemptions).  Certain tax services not considered to be section 2.4 De Minimis non-audit Services were approved subsequent to the services being performed.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on section 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services which require the auditors to submit to the committee a proposal for services to be provided and cost estimate for approval.

External Auditor Service Fees (By Category)

Fiscal Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2004	$13,500	$14,250	$5,200	$16,800
2003	$7,100	$7,400	$1,600	$Nil

(1)

Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

(2)

Fees charged for tax compliance, tax advice and tax planning services.

(3)

Fees for services other than disclosed in any other column.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment Of Stock Option Plan

On April 17, 2003, the Board approved the establishment of an incentive stock option plan of the Company (the "Plan") to allow the Company to grant incentive stock options to its directors, officers, employees and consultants of the Company or its subsidiaries and affiliates (the "Participants").  The Plan was approved by the shareholders of the Company at the 2003 annual general meeting of the shareholders of the Company.

The maximum number of common shares (the "Shares") issuable on exercise of options granted under the current Plan is 6,830,649 Shares (which is 8.86% of the current issued and outstanding share capital).  Since the Plan was established, options to purchase 5,431,264 (7.04%) Shares have been granted, of which options to purchase 1,827,781 (2.37%) Shares have been exercised.  Currently, there are outstanding options to purchase 3,603,483 (4.67%) Shares, which leaves a balance of 1,399,385 (1.81%) Shares unallocated under the Plan.

Subject to regulatory approval, the Company proposes to amend the Plan from a 10% "fixed stock option plan" to a "rolling stock option plan".  Under a "rolling stock option plan" the number of Shares reserved for issuance will not exceed 10% of the total number of Shares which are issued and outstanding on the particular date of grant.  The Company proposes this amendment to ensure there will be an adequate pool of Shares under the Plan to enable the Company to attract and retain personnel of the highest calibre which will be limited to 10% of the total number of Shares on an ongoing basis.  Approval of the Plan by the shareholders is required to be obtained every three years under the rules and policies of the Toronto Stock Exchange (the "TSX").

The Amended Stock Option Plan was conditionally approved by the Toronto Stock Exchange on April 12, 2005.

When the Plan was first adopted it met the requirements of the TSX Venture Exchange.  On June 21, 2004 the Company was delisted from the TSX Venture Exchange and it was listed on the TSX.  The Plan has also been amended to bring it into compliance with the requirements of the TSX.

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, based on its review of the performance of the Participant, but no Participant shall be granted an option in any 12-month period which exceeds 5% of the issued and outstanding shares of the Company at the time of grant.  The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.  The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable TSX approval, at the time any option is granted.  In no event shall such price be lower than the price permitted by the TSX.

The vesting provisions shall be determined by the Board.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided for by the Plan or the extent, if any, permitted by the TSX.  During the lifetime of the Participant any benefits, rights and options may only be exercised by the Participant.

Upon the liquidation or dissolution of the Company or upon a re-organization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Company to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise any unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Company shall designate, to exercise their options to the full extent not theretofore exercised.

The option period shall be a period of time fixed by the Board not to exceed a maximum of ten years.

If a Participant shall cease to be a director, officer, consultant or employee of the Company or its subsidiaries or affiliates for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation as set out in an option agreement with such Participant, or if there is none, no later than the first to occur of the expiry date of the option and 90 days after the date of such cessation as a director, officer, consultant or employee of the Company or its subsidiaries or affiliates subject to any restrictions under applicable TSX policies and rules.

Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

The TSX will not require shareholder approval for the following types of amendments to the Plan:

(a)

amendments of a housekeeping nature;

(b)

a change to the vesting provisions;

(c)

a change in the termination provisions which does not entail an extension beyond the original expiry date; and

(d)

the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

Amendments to stock options held by insiders will be subject to regulatory and disinterested shareholders approval prior to the exercise of the option.  The TSX also requires that the Plan be ratified by disinterested shareholders every three years.

A copy of the Amended Stock Option Plan (2005) is attached hereto as Schedule "A" and incorporated by reference into this Information Circular.

Shareholders of the Company will be asked at the annual meeting to approve an amendment to the Plan by passing the following ordinary resolution, which requires an affirmative vote of a majority of the votes cast by shareholders at the Meeting:

"RESOLVED that:

1)

the amendment to the stock option plan of the Company dated March 10, 2005, as amended (the "Amended Plan"), subject to any modifications by the Toronto Stock Exchange, be approved to increase the maximum number of common shares available for issuance under the Plan from a fixed number of 6,830,649 shares of the Company to a rolling plan which will not exceed 10% of the issued and outstanding capital of the Company on the particular date of grant;

2)

the Company's board of directors or any committee thereof, by resolution, be authorized to make such amendment to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Amended Plan, the shareholders;

3)

the Company be authorized to abandon or terminate all or any part of the amendment of the Amended Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

4)

any director or officers of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof."

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com.  Financial information relating to Alamos Gold Inc. is provided in the Company's comparative financial statements and management's discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Suite 1503, 110 Yonge Street, Toronto, Ontario M5C 1T4.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario, this 25th day of March, 2005.

"John A. McCluskey"	"Jon Morda"
John A. McCluskey Chief Executive Officer	Jon Morda Chief Financial Officer

SCHEDULE "A"

AMENDED 2005 STOCK OPTION PLAN

PURPOSE

The purpose of the Amended Stock Option Plan (the "Plan") of ALAMOS GOLD INC., a corporation continued under the Company Act (British Columbia) and transitioned under the Business Corporations Act (British Columbia) (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ADMINISTRATION

The Plan shall be administered by the Board of Directors of the Corporation or by a committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Board.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

All options granted pursuant to this Plan shall be subject to the approval of the TSX and any stock exchange or exchanges or securities regulatory agency having jurisdiction in the circumstances (hereinafter collectively referred to as, the "Exchange").

SHARES SUBJECT TO PLAN

Subject to adjustment as provided in Section 14 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares.  The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding shares of the Corporation as at the date of grant of each option under the Plan.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

MAINTENANCE OF SUFFICIENT CAPITAL

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

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ELIGIBILITY AND PARTICIPATION

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and individuals of a person or corporation providing ongoing management services to the Corporation  or its subsidiaries and affiliates shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

EXERCISE PRICE

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation.

NUMBER OF OPTIONED SHARES

The number of shares subject to an option granted to any one Participant shall be determined by the Board subject to:

(c)

the number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities;

(d)

the number of securities issued to Insiders, (as defined in the policies of the TSX), as a group, pursuant to the exercise of options granted under the Plan and all other share compensation arrangements, in any one year period, will not exceed 10% of the issued and outstanding shares of the Corporation; and

(e)

no Participant shall be granted an option in any 12-month period which exceeds 5% of the number of issued shares of the Corporation.

DURATION OF OPTION

Each option and all rights thereunder shall be expressed to expire on the date set out in an option agreement with a Participant and shall be subject to earlier termination as provided in Sections 10 and 11.

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OPTION PERIOD, CONSIDERATION AND PAYMENT

(f)

The option period shall be a period of time fixed by the Board not to exceed a maximum of 10 years, provided that the option period shall be reduced with respect to any option as provided in Sections 10 and 11 covering cessation as a director, officer, consultant or employee of the Corporation or its subsidiaries, or death of the Participant.

(g)

Except as set forth in Sections 10 and 11, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or affiliates.

(h)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

If a Participant shall cease to be a director, officer, consultant or employee of the Corporation or its subsidiaries or affiliates for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation as set out in an option agreement with such Participant, or if there is none, no later than the first to occur of the expiry date of the option and 90 days after the date of such cessation as a director, officer, consultant or employee of the Corporation or its subsidiaries or affiliates subject to any restrictions under applicable Exchange policies and rules.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant or employee of the Corporation or of any of its subsidiaries or its affiliates.

DEATH OF PARTICIPANT

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(i)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(j)

if and to the extent that he was entitled to exercise the Option at the date of his death.

RIGHTS OF OPTIONEE

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

4

PROCEEDS FROM SALE OF SHARES

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ADJUSTMENTS

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation's capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise any unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional share shall be required to be issued under the Plan on any such adjustment.

Amendments to stock options held by insiders will be subject to regulatory and disinterested shareholder approval prior to the exercise of the option.

TRANSFERABILITY

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

AMENDMENT AND TERMINATION OF PLAN

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

5

NECESSARY APPROVALS

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

EFFECTIVE DATE OF PLAN

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

INTERPRETATION

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 10th day of March, 2005.

ALAMOS GOLD INC. Per: "Jon Morda" Chief Financial Officer

6

SCHEDULE "B'

CHANGE OF AUDITOR REPORTING PACKAGE

7

SCHEDULE "C"

AUDIT COMMITTEE CHARTER

A.

PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the "Board"), a majority of whom shall be "unrelated directors" 1.

2.

All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a balance sheet, an income statement and a cash flow statement).

3.

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

6.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7.

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

MEETINGS OF THE COMMITTEE SHALL BE CONDUCTED AS FOLLOWS:

1  “unrelated director” means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer.  TSX does not consider a chair or vice chair of the board of directors who is not a member of management to be a related director.

8

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

Chief Executive Officer
Chief Operating Officer
Chief Financial Officer

(d)

other management representatives shall be invited to attend as necessary.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements;

(b)

to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

9

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Corporation's financial and auditing personnel;

(iv)

co-operation received from the Corporation's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Corporation;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

(a)

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

review and approve the internal audit plan; and (c) review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

10

(a)

review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

prospectuses; and

(iv)

other public reports requiring approval by the Board,

(v)

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Corporation's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies; (g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(g)

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(h)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

ALAMOS GOLD INC.

TO BE HELD AT TORONTO, ONTARIO ON TUESDAY, MAY 24, 2004, AT 4:30 P.M.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, John A. McCluskey, the President and Chief Executive Officer of the Company, or failing this person, Jon Morda, the Chief Financial Officer of the Company, or in the place of the foregoing, ______________ ______________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at eight.	☐	☐	N/A
2. To elect as Director, John A. McCluskey.	☐	N/A	☐
3. To elect as Director, Richard W. Hughes.	☐	N/A	☐
4. To elect as Director, James M. McDonald.	☐	N/A	☐
5. To elect as Director, Leonard Harris.	☐	N/A	☐
6. To elect as Director, Alan Richard Hill.	☐	N/A	☐
7. To elect as Director, Edward Reeve.	☐	N/A	☐
8. To elect as Director, Brian Penny.	☐	N/A	☐
9. To elect as Director, Mark Wayne.	☐	N/A	☐
10. Appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors.	☐	N/A	☐
11. To approve the Company's 2005 amended incentive stock option plan (the "Amended Plan").	☐	☐	N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This form of proxy ("Instrument of Proxy") ***must be signed by you***, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

3. ***If no choice is specified, or if both choices are specified, the shares for which this proxy is given will be voted "FOR" on all such matters.***

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder);

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be effective, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

Request for Voting Instructions ("VIF")

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

ALAMOS GOLD INC.

TO BE HELD AT THE TORONTO STOCK EXCHANGE TOWER
130 KING STREET, W., TORONTO, ONTARIO
ON TUESDAY, THE 24TH DAY OF MAY AT 4:30 P.M.

To Our Shareholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please see the instructions on the reverse side of this form.

This VIF must be returned to Pacific Corporate Trust Company ("PCTC") by mail or fax at least forty-eight ("48") hours before the Meeting (excluding Saturday, Sunday and holidays). The mailing address of PCTC is 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8, and its fax number is 604-689-8144.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at eight.			
2. To elect as Director, John A. McCluskey. 3. To elect as Director, Richard W. Hughes.			
4. To elect as Director, James M. McDonald.			
5. To elect as Director, Leonard Harris.			
6. To elect as Director, Alan Richard Hill.			
7. To elect as Director, Edward Reeve.			
8. To elect as Director, Brian Penny.			
9. To elect as Director, Mark Wayne.			
10. Appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors.			
11. To approve the Company's 2005 amended incentive stock option plan (the "Amended Plan").			

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting. If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder. This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. This VIF should be read in conjunction with the accompanying notice of meeting and information circular. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ________________________________

DATE SIGNED: ________________________________

THIS FORM MUST BE SIGNED AND DATED.

Please complete the following only if you or someone other than a management representative will be attending the meeting.

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in that regard, please contact Yasmin Juma at Pacific Corporate Trust Company at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ____

DATE SIGNED: ____________________, 2005

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF ALAMOS GOLD INC.

You may choose to receive the Company's financial reports by simply completing the information below and returning this notice in the return envelope provided.

Offering you the option to receive the Company's financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company's financial reports.

  Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

  Please add my name to the mailing list for the Company so that I may receive the Annual Report, including the annual financial statements and related MD&A.

TO:    ALAMOS GOLD INC. (the "Company")

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company's Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a                           Dated
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC  V6C 3B8

Tel:   (604) 689-9853
Fax:   (604) 689-8144